Exhibit 99.4

HUT 8 PARTNERS WITH GALAXY DIGITAL ON TAILORED LENDING SOLUTION

TORONTO, April 30, 2021 — Hut 8 Mining Corp. (TSX: HUT), one of North America’s oldest, largest, innovation-focused bitcoin mining pioneers, announced today it has partnered with Galaxy Digital (TSX: GLXY) on a tailored lending deal that will enable Hut 8 to earn a 4% yield on 1,000 bitcoin, and provides access to a $20 million USD revolving credit facility.

Galaxy Digital is a leading diversified financial services and investment management firm in the digital asset and blockchain technology sectors “Galaxy Digital is keenly focused on providing bespoke, institutional solutions to our clients and counterparties. We are happy to extend our long-term relationship with Hut 8” said Luka Jankovic, Head of Lending at Galaxy Digital. Amanda Fabiano, Head of Mining at Galaxy Digital, added: “Drawing upon the firm's expertise in trading, lending, risk management, and investing, Galaxy Digital will continue to leverage the breadth of its offering to deliver products that fit the unique needs of miners and the mining sector broadly.”

“At Hut 8, our strategy is focused on growing shareholder value in every business decision we make,” says Jaime Leverton, CEO, “We opened a Bitcoin Yield Account and put 1,000 Bitcoin with Genesis mining earlier this year, and are excited to be adding Galaxy Digital to our roster of strategic and valuable partnerships. This partnership with Galaxy allows us to earn revenue from the significant Bitcoin on our balance sheet, minimize Hut 8’s Fiat expenses, and further our mission to hold and build our Bitcoin reserves, rather than sell.”

About Hut 8:

Hut 8 is one of North America’s oldest, largest and innovation-focused bitcoin mining pioneers . Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Media Contact

Hut 8

dea.masottipayne@northstrategic.com

Galaxy Digital

Eva.Casanova@galaxydigital.io

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